SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Webzen Inc.

(Name of Issuer)

Common Stock, 500 Won per share

(Title of Class of Securities)

94846M102

(CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          ☐   Rule 13d-1(b)
          ☐   Rule 13d-1(c)
          ☒   Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94846M102	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nam-Ju Kim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 813,279 common stock
	6.	SHARED VOTING POWER 1,614,908 common stock
	7.	SOLE DISPOSITIVE POWER 813,279 common stock
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,187 common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% common stock
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 94846M102	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ki-Yong Cho
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 811,879 common stock
	6.	SHARED VOTING POWER 1,616,308 common stock
	7.	SOLE DISPOSITIVE POWER 811,879 common stock
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,187 common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% common stock
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 94846M102	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kil-Saup Song
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 722,829 common stock
	6.	SHARED VOTING POWER 1,705,358 common stock
	7.	SOLE DISPOSITIVE POWER 722,829 common stock
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,187 common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% common stock
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 94846M102	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Won-Seon Kim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 80,200 common stock
	6.	SHARED VOTING POWER 2,347,987 common stock
	7.	SOLE DISPOSITIVE POWER 80,200 common stock
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,187 common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% common stock
12.	TYPE OF REPORTING PERSON IN

Page 6 of 10 Pages

Item 1(a).   Name of Issuer:

     Webzen Inc.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

    Daelim Acrotel Building 6th Floor
     467-6 Dogok-dong, Kangnam-ku
     Seoul, Korea 135-971

Item 2(a).   Name of Person Filing:

    Nam-Ju Kim, Korean citizen
     Ki-Yong Cho, Korean citizen
     Kil-Saup Song, Korean citizen
     Won-Seon Kim, Korean citizen

Item 2(b).   Address of Principal Business Office or, if None, Residence:

    Each of the reporting person has a business address of:

    Daelim Acrotel Building 6th Floor
     467-6 Dogok-dong, Kangnam-ku
     Seoul, Korea 135-971

Item 2(c).   Citizenship:

     Shown in item 2 (a) above

Item 2(d).   Title of Class of Securities:

     Common stock, par value 500 Won per share

Item 2(e).   CUSIP Number:

     94846M102

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

Page 7 of 10 Pages
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership.

Nam-Ju Kim

(a)		Amount beneficially owned: 2,428,187 common stock

(b)		Percent of class: 19.8% common stock

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	813,279 common stock

	(ii)	Shared power to vote or to direct the vote:	1,614,908 common stock

	(iii)	Sole power to dispose or to direct the disposition of:	813,279 common stock

	(iv)	Shared power to dispose or to direct the disposition of:	None

Ki-Yong Cho

(a)		Amount beneficially owned: 2,428,187 common stock

(b)		Percent of class: 19.8% common stock

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	811,879 common stock

	(ii)	Shared power to vote or to direct the vote:	1,616,308 common stock

	(iii)	Sole power to dispose or to direct the disposition of:	811,879 common stock

	(iv)	Shared power to dispose or to direct the disposition of:	None

Kil-Saup Song

(a)		Amount beneficially owned: 2,428,187 common stock

(b)		Percent of class: 19.8% common stock

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	722,829 common stock

	(ii)	Shared power to vote or to direct the vote:	1,705,538 common stock

	(iii)	Sole power to dispose or to direct the disposition of:	722,829 common stock

	(iv)	Shared power to dispose or to direct the disposition of:	None

Page 8 of 10 Pages

Won-Seon Kim

(a)		Amount beneficially owned: 2,428,187 common stock

(b)		Percent of class: 19.8% common stock

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	80,200 common stock

	(ii)	Shared power to vote or to direct the vote:	2,347,987 common stock

	(iii)	Sole power to dispose or to direct the disposition of:	80,200 common stock

	(iv)	Shared power to dispose or to direct the disposition of:	None

Percentage ownership is calculated using 12,289,302 common shares outstanding as of the filing date.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not Applicable

Item 8.	Identification and Classification of Members of the Group.

     See Exhibit A.

Item 9.	Notice of Dissolution of Group.

     Not Applicable

Item 10.	Certifications.

     Not Applicable

Page 9 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2006

/s/ Nam-Ju Kim
(Signature)

Nam-Ju Kim
(Name/Title)

/s/ Ki-Yong Cho
(Signature)

Ki-Yong Cho
(Name/Title)

/s/ Kil-Saup Song
(Signature)

Kil-Saup Song
(Name/Title)

/s/ Won-Seon Kim
(Signature)

Won-Seon Kim
(Name/Title)

Page 10 of 10 Pages

Exhibit A

IDENTITY OF EACH MEMBER OF THE GROUP

Name	Principal Occupation

Nam-Ju Kim*	President and Chief Executive Officer and Director (Representation Director) of the Issuer.

Ki-Yong Cho*	Vice President, Chief Creative Officer and Director of the Issuer

Kil-Saup Song*	Chief Technology Officer and Director of the Issuer

Won-Seon Kim*	Chief Financial Officer and Director (Principal Accounting Officer) of the Issuer

* The reporting persons comprise the management of Webzen Inc. and may be deemed to be a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).